Exhibit 4.10

August 4, 2025

Mass Mutual Ascend Life Insurance Company
c/o Barings LLC
300 S. Tryon Street, Suite 2500
Charlotte, NC 28202

Great American Insurance Company
c/o American Money Management Corporation
301 E. Fourth St., Cincinnati, OH 45202

MSD PCOF Partners XVIII, LLC
645 Fifth Avenue, 21st Floor
New York, NY 10022

    Re:    Side Letter Agreement Re: Note Extension

To Whom It May Concern:

    Reference is made to that certain (i) Amended and Restated Secured Note dated as of October 24, 2019 (as amended as set forth below and as may be further amended, restated, supplemented or otherwise modified from time to time the “GAIC and MM Secured Note”), by and among HC2 STATION GROUP, INC., HC2 BROADCASTING INC., HC2 NETWORK INC., DTV AMERICA CORPORATION, HC2 BROADCASTING INTERMEDIATE HOLDINGS INC., HC2 BROADCASTING HOLDINGS INC. (collectively, the “Borrowers”), MASSMUTUAL ASCEND LIFE INSURANCE COMPANY (“MassMutual”) and GREAT AMERICAN INSURANCE COMPANY (“GAIC” and together with MassMutual, collectively the “Specified Lenders”) and (ii) Secured Note dated as of October 24, 2019 (as amended as set forth below and as may be further amended, restated, supplemented or otherwise modified from time to time the “MSD Secured Note” and together with the GAIC and MM Secured Note, collectively the “Secured Notes”), by and among the Borrowers and MSD PCOF PARTNERS XVII, LLC (“MSD” and together with the Specified Lenders, collectively, the “Lenders”), in each case, as amended by the First Omnibus Amendment to Secured Notes and Intercreditor Agreement, the Consent dated August 17, 2020, the Second Omnibus Amendment to Secured Notes, dated August 31, 2020, the Third Omnibus Amendment to Secured Notes and Second Amendment to Intercreditor Agreement dated September 25, 2020, the Fourth Omnibus Amendment to Secured Notes and Third Amendment to Intercreditor Agreement, dated November 25, 2020, the Consent to Note Assignments and DTV Note Extensions Under Secured Notes and Intercreditor Agreement dated August 30, 2021, the Fifth Omnibus Amendment to Secured Notes, Consent and Second Amendment to Asset Sale Under Secured Notes and Intercreditor Agreement, dated as of October 21, 2021, Sixth Omnibus Amendment to Secured Notes, dated as of November 28, 2022, Seventh Omnibus Amendment to Secured Notes, dated
INNOVATE Corp. | 295 Madison Avenue, 12th Fl | New York, NY 10017 | 212-235-2691 | www.innovatecorp.com

as of December 30, 2022, Eighth Omnibus Amendment to Secured Notes, dated as of August 8, 2023, the Ninth Omnibus Amendment to Secured Notes and Limited Consent to MSD Secured Note and Intercreditor Agreement, dated November 9, 2023, Limited Consent to Secured Notes dated as of February 14, 2024, Tenth Omnibus Amendment to Secured Notes and Limited Consent to MSD Secured Note and Intercreditor Agreement, dated as of August 4, 2025 (the “Tenth Amendment”), and (iii) the letter agreement (the “November 2023 Letter Agreement”) dated as of November 9, 2023 among Innovate CORP., a Delaware corporation (“Innovate”) and Mass Mutual and GAIC.

    In consideration of Lenders entering into the Tenth Amendment, which amends certain provisions of the Secured Notes, Innovate, who as the one hundred percent (100%) owner of certain of the Borrowers shall receive material consideration from the Tenth Amendment, has agreed to enter into this letter agreement (this “Agreement”) to provide for certain additional agreements in favor of the Lenders, as follows:

1.The November 2023 Letter Agreement is hereby terminated as of date hereof in all respects and replaced with this Agreement in lieu thereof.

2.In the event the Borrowers fail to repay the Secured Notes in full in cash on or before November 1, 2025 (the “Secured Note Payment Date”), Innovate shall be required to commence a sale process for all or substantially all of HC2 Broadcasting Holdings Inc.’s and the other Borrowers’ (collectively, “HC2B”) assets or equity interests in accordance with the following dates and deadlines:
(a)On or before November 1, 2025 (the “Investment Banker Retention Date”), Innovate or the Borrowers shall retain an Investment Banker on terms reasonably acceptable to Lenders to commence a sale process for the HC2B Sale Transaction.
(b)On or before November 30, 2025, the Investment Banker shall have delivered to the Lenders a proposed list of potential buyers, an estimated valuation range and a written description of anticipated sales alternatives and marketing strategy for the HC2B Sale Transaction in form and substance reasonably acceptable to the Lenders.
(c)On or before December 31, 2025, the Investment Banker shall have delivered to the Lenders a confidential information memorandum and bid process letter for the HC2B Sale Transaction in a form and substance reasonably acceptable to the Lenders;
(d)On or before February 1, 2026, Innovate or the Borrowers shall have received (copies of which shall be delivered to the Lenders) at least one bona fide indication of interest for an HC2B Sale Transaction, which such indication of interest shall indicate a purchase price sufficient to repay the Full Repayment Amount in cash and shall otherwise be reasonably acceptable to the Lenders, provided that (i) if the indication of interest results in a payment that is not a Full Repayment Amount, the approval of any Lenders not receiving its Full Repayment Amount shall be in such Lender’s sole discretion and (ii) in the event that more than one bona fide indication of interest is received that would result in a purchase price sufficient to repay the Full Repayment Amount, the Borrowers shall also provide a summary of such indications of interest, together with commentary as to which indication of interest the Borrowers are pursuing and the reasons for such selection, as well as reasons for not pursuing any bona fide indications of interest that would also result in the repayment of the Full Repayment Amount;

(e)On or before March 1, 2026, Innovate or the Borrowers shall have entered into an HC2B Sale LOI for an HC2B Sale Transaction with an HC2B Sale Counterparty in a form and substance reasonably acceptable to the Lenders (which for avoidance of doubt provides for payment of the Full Repayment Amount in cash), provided that if the letter of interest results in a payment that is not a Full Repayment Amount, the approval of any Lenders not receiving its Full Repayment Amount shall be in such Lender’s sole discretion;
(f)On or before April 1, 2026, Innovate or the Borrowers shall have executed a definitive sale agreement for an HC2B Sale Transaction with such Sale Counterparty in a form and substance reasonably acceptable to the Lenders (which for avoidance of doubt provides for payment the Full Repayment Amount in cash), provided that if the definitive sales agreement is for a transaction which results in a payment that is not a Full Repayment Amount, the approval of any Lenders not receiving its Full Repayment Amount shall be in such Lender’s sole discretion; and
(g)On a date that is fifteen (15) days following written approval from of the HC2B Sale Transaction from the Federal Communications Commission (“FCC”), Innovate or the Borrowers shall have consummated, or shall have caused to be consummated, an HC2B Sale Transaction providing for payment of the Full Repayment Amount in cash;

provided, that to the extent that MSD has received the Full Repayment Amount under the MSD Secured Note at any time from or after the date hereof, Lenders shall only include the Specified Lenders.

For purposes of this Agreement:

“CGIC Note” means that certain Subordinated Promissory Note, dated as of August 4, 2025 between INNOVATE Corp. (f/k/a HC2 Holdings, Inc.), as borrower, and Continental General Insurance Company, as noteholder.

“HC2B Sale Transaction” means a sale of HC2B whether by merger of HC2B, sale of all of the issued and outstanding equity of HC2B, or sale of substantially all of the assets of HC2B.

“Indenture Documents” means that certain (a) Indenture governing the 10.500% senior secured notes due 2027, dated as of August 4, 2025, by and among INNOVATE Corp. (f/k/a HC2 Holdings, Inc.), the guarantors party thereto and U.S. Bank Trust Company, National Association, and the notes issued thereunder, and (b) the Indenture governing the 9.5% convertible senior notes due 2027, dated as of August 4, 2025, by and between INNOVATE Corp. (f/k/a HC2 Holdings, Inc.) and U.S. Bank Trust Company, National Association, and the notes issued thereunder.

“Investment Banker” means a nationally recognized investment bank with substantial experience in the telecommunications and media industries retained by Innovate or the Borrower or their respective board of directors in connection with the HC2B Sale Transaction on terms reasonably acceptable to the Lenders.

“Proceeds” means all cash proceeds, and any non-cash proceeds when such non-cash proceeds are converted to cash in accordance with applicable laws and contractual restrictions and at a commercially reasonable value.

“HC2B Sale Counterparty” means any prospective purchaser, lender, arranger, investor or similar person that Innovate, the Borrowers or the Investment Banker believes good faith could consummate an HC2B Sale Transaction.

“Sale Documents” means, collectively, all definitive agreements and related documents providing for a Sale Transaction that can be consummated, in each case, in form and substance reasonably acceptable to the Lenders.

“HC2B Sale LOI” means any binding letter of intent, term sheet or similar agreement in respect of a proposed HC2B Sale Transaction entered into between Innovate or the Borrowers and a Sale Counterparty, in each case, in form and substance reasonably acceptable to the Lenders.

“Sale Transaction” means an HC2B Sale Transaction, R2 Sale Transaction, MediBeacon Sale Transaction or DBM Sale Transaction.
3.In the event of an HC2B Sale Transaction, Innovate covenants and agrees to cause the HC2B Net Proceeds (as defined below) to be used to cause Borrowers to repay the Secured Notes by payment of accrued and unpaid interest on the Secured Notes, the outstanding principal amount of the Secured Notes, accrued exit fees with respect to the Secured Notes, and all other reasonable fees and expenses of Lenders with respect to the purchase of the Secured Notes in full, all in accordance with the terms of the Secured Notes (collectively, the “Full Repayment Amount” and with respect to each Lender, the portion of the Full Repayment Amount owing to such Lender, such Lender’s “Full Repayment Amount”). For purposes hereof, “HC2B Net Proceeds” means the Proceeds received by Innovate or any of Innovate’s Affiliates from the HC2B Sale Transaction or from HC2B or any other Borrower or by HC2B or any other Borrower from an HC2B Sale Transaction, as and when received, including any contingent consideration, after payment of reasonable customary transaction fees and expenses. Any payment pursuant to this Section 3 shall be made within five (5) business days of the closing of the HC2B Sale Transaction, or in the case of contingent or deferred consideration, after receipt of such contingent or deferred consideration to the extent legally or contractually permissible, if the Full Repayment Amount has not been paid as of the time of such receipt.

4.In the event of (a) a sale of R2 Technologies, Inc., a Delaware corporation (“R2”), whether by merger of R2, sale of all of the issued and outstanding equity of R2, or sale of substantially all of the assets of R2 or any partial sale of the assets of R2 not in the ordinary course of business, including any additional equity investment, or the sale of any equity owned by Innovate in R2 (an “R2 Sale Transaction”) or (b) the payment of a dividend or distribution by R2 (an “R2 Distribution” and together with an R2 Sale Transaction, an “R2 Payment Event”), Innovate covenants and agrees to cause the R2 Net Proceeds (as defined below) to be used to cause Borrowers to repay the Secured Notes by payment of the Full Repayment Amount (subject to the prior application of any HC2B Net Proceeds, MediBeacon Proceeds or DBM Proceeds as provided herein). For purposes hereof, “R2 Net Proceeds” means the Proceeds received by Innovate from an R2 Payment Event or from R2 or by R2 from an R2 Sale Transaction, as and when received, including any contingent consideration, after payment of (a) indebtedness due from R2, (b) indebtedness secured by assets of R2 and due from R2 to the extent required by the terms of such indebtedness, in each case, as specified on the attached Schedule I, (c) all indebtedness under the Indenture Documents and CGIC Note and any other indebtedness of Innovate to the extent required by the terms of such indebtedness and (d) other customary transaction fees and expenses. Any payment pursuant to this Section 4 shall be made within five (5) business days of the closing of the R2 Sale Transaction or the receipt of the R2 Distribution, or in the case of contingent or deferred consideration, after receipt of such contingent or deferred consideration to the extent legally or contractually permissible, if the Full Repayment Amount has not been paid as of the time of such receipt. For the avoidance of doubt, any Proceeds received by Pansend Life Sciences, LLC, a Delaware limited liability company (“Pansend”) as repayment of debt held by Pansend shall be included in R2 Net Proceeds subject to the terms of the Pansend Life Sciences, LLC Third Amended and Restated Limited Liability Company Agreement dated as of November 21, 2019. Innovate covenants and agrees to, and to cause its subsidiaries to, use commercially reasonable efforts to convert non-cash proceeds to cash to the extent such conversion can be done in compliance with the prior sentence.

5.In the event of (a) a sale of all or any portion of the interest in MediBeacon, Inc., a Delaware corporation (the “MediBeacon Interest”) held by Pansend, whether by merger of MediBeacon, sale of all or any portion of the issued and outstanding equity of MediBeacon, or sale of substantially all of the assets of MediBeacon or a sale of a portion of the assets of MediBeacon outside the ordinary course of business (a “MediBeacon Sale Transaction”) or (b) the payment of a dividend or distribution by MediBeacon (a “MediBeacon Distribution” and together with a MediBeacon Sale Transaction, a “MediBeacon Payment Event”), to the extent one or more of the Secured Notes remains outstanding at such time, Innovate covenants and agrees to cause the MediBeacon Net Proceeds (as defined below) to be used to cause Borrowers to repay such Secured Notes by payment of the Full Repayment Amount of such Secured Notes (subject to the prior application of any HC2B Net Proceeds, R2 Net Proceeds or DBM Net Proceeds as provided herein). For purposes hereof, “MediBeacon Net Proceeds” means the Proceeds received from a MediBeacon Payment Event by Innovate or its controlled subsidiaries (subject to the terms of the Pansend Life Sciences, LLC Third Amended and Restated Limited Liability Company Agreement dated as of November 21, 2019), as and when received, including any contingent or deferred consideration, after payment of (a) indebtedness secured by assets of Pansend or its subsidiaries and due from Pansend to the extent required by the terms of such indebtedness, in each case, as specified on the attached Schedule I, (b) all indebtedness under the Indenture Documents and CGIC Note and any other indebtedness of Innovate to the extent required by the terms of such indebtedness and (c) other customary transaction fees and expenses. For the avoidance of doubt, any Proceeds received by Pansend as repayment of debt held by Pansend shall be included in MediBeacon Net Proceeds subject to the terms of the Pansend Life Sciences, LLC Third Amended and Restated Limited Liability Company Agreement dated as of November 21, 2019. Any payment pursuant to this Section 5 shall be made within five (5) business days of the closing of the MediBeacon Sale Transaction or the receipt of the MediBeacon Distribution, or in the case of contingent or deferred consideration, after receipt of such contingent or deferred consideration to the extent legally or contractually permissible, if the Full Repayment Amount has not been paid as of the time of such receipt.

6.In the event of a sale of all or any portion of the interest in DBM Global, Inc., a Delaware corporation (the “DBM Interest”) held by DBM Global Intermediate Holdco Inc., a

Delaware limited liability company (“DBM”), whether by merger of DBM, sale of all or any portion of the issued and outstanding equity of DBM, or sale of substantially all of the assets of DBM or a sale of a portion of the assets of DBM outside the ordinary course of business (a “DBM Sale Transaction”), to the extent one or more of the Secured Notes remains outstanding at such time, Innovate covenants and agrees to cause the DBM Net Proceeds (as defined below) to be used to cause Borrowers to repay such Secured Notes by payment of the Full Repayment Amount of such Secured Notes (subject to the prior application of any HC2B Net Proceeds, R2 Net Proceeds or MediBeacon Net Proceeds as provided herein). For purposes hereof, “DBM Net Proceeds” means the Proceeds received by Innovate or from DBM or by DBM from a DBM Sale Transaction, as and when received, including any contingent or deferred consideration, after payment of (a) any indebtedness of DBM to the extent required by the terms of such indebtedness, (b) all indebtedness under the Indenture Documents and CGIC Note and any other indebtedness of Innovate to the extent required by the terms of such indebtedness and (c) other customary transaction fees and expenses. Any payment pursuant to this Section 6 shall be made within five (5) business days of the closing of the DBM Sale Transaction, or in the case of contingent or deferred consideration, after receipt of such contingent or deferred consideration to the extent legally or contractually permissible, if the Full Repayment Amount has not been paid as of the time of such receipt.

7.In the event of receipt of any milestone payments in connection with the Merger Agreement dated May 1, 2018 by and among Jansse Biotech, Inc., Dogfish Merger Sub, Inc., Benevir Biopharm, Inc. and Shareholder Representative Services LLC as holder representative (the “Benevir Sale Transaction”) by Innovate or any of its affiliates (subject to the terms of the Pansend Life Sciences, LLC Third Amended and Restated Limited Liability Company Agreement dated as of November 21, 2019), Innovate covenants and agrees to cause the Milestone Net Proceeds (as defined below) to be used to cause Borrowers to repay the Secured Notes by payment of the Full Repayment Amount (subject to the prior application of any HC2B Net Proceeds, R2 Net Proceeds, MediBeacon Proceeds or DBM Proceeds as provided herein). For purposes hereof, “Milestone Net Proceeds” means the amounts of milestone payments received by Innovate or its affiliates (subject to the terms of the Pansend Life Sciences, LLC Third Amended and Restated Limited Liability Company Agreement dated as of November 21, 2019) in connection with the Benevir Sale Transaction, as and when received, after payment (a) all indebtedness under the Indenture Documents and CGIC Note and any other indebtedness of Innovate to the extent required by the terms of such indebtedness and (b) other customary transaction fees and expenses. Any payment pursuant to this Section 7 shall be made within five (5) business days of receipt of such milestone payments.

8.Reporting and Other Obligations

(a) Following 15 days after the end of each month, beginning with the first full month after the effective date of the Tenth Amendment, Innovate shall update the Lenders on any potential alternative refinancing initiatives and other efforts that might reasonably be expected to generate sufficient cash proceeds to pay the Full Repayment Amount prior to the maturity date of the Secured Note.

(b) The Borrowers shall cause the Investment Banker to be available to the Lenders for conference calls or meetings no less than once per month (or more frequently as reasonably requested).

(c) Upon consummation of a Sale Transaction, each Borrower and each Lender shall execute a customary release as mutually agreed among the Borrowers and the Lenders in respect of such repayment with respect to the underlying assets that were sold as part of the applicable Sale Transaction.

(d) Simultaneously with the execution hereof and of the Tenth Amendment, the exercise date for the Warrants identified on Schedule II hereto shall be extended by one year.

9.Any of a (a) failure by Innovate to comply with the terms and conditions of this Agreement, (b) termination of a definitive sale agreement for an HC2B Sale Transaction without the consummation of such sale, and (c) a determination by the FCC that a proposed HC2B Sale Transaction will not receive FCC approval shall, in each case, constitute an Event of Default under and as defined in the Secured Notes; provided, however, that any milestones can be waived by the Lenders in their sole and absolute discretion after consultation with any retained Investment Banker.

10.In the event that Innovate receives a bona fide third party offer for an HC2B Sale Transaction, Innovate shall use its best efforts to accept such bid or bids, subject in all respects to the exercise by the Innovate Board of Directors of its fiduciary duties, and use commercially reasonable efforts to document and close such transaction following FCC approval. Following acceptance of any such offer, Borrowers shall continue to provide Lenders with updates on the closing process as reasonably requested by Lenders and to the extent legally permitted.

11.In the event of a repayment or repurchase of the Secured Notes by the Borrowers equal to the Full Repayment Amount not as a result of the consummation of a HC2B Sale Transaction (“Non HC2B Sale Repayment Event”), concurrently with such repayment or repurchase of the Secured Notes, pursuant to a Non HC2B Sale Repayment Event, Innovate shall use any remaining Proceeds from a Non HC2B Sale Repayment Event, and after application of the Proceeds equal to the Full Repayment Amount to repay the Secured Notes, to purchase, or cause its subsidiary to purchase or redeem, the equity held by Lenders provided on Schedule II hereto (the “Purchased Equity”) for an aggregate purchase price of US$2,000,000 (the “Equity Price”), with such Equity Price allocated to each of the Lenders based on the pro rata holding of Purchased Equity attributable to each Lender. Payment of the Equity Price shall be payment in full for the purchase or redemption of one hundred percent (100%) of the Purchased Equity.

12.Any payment hereunder with respect to the GAIC and MM Secured Note for an amount less than the Full Repayment Amount with respect to such GAIC and MM Secured Note shall be applied on a pro rata basis to the accrued interest, outstanding principal, and accrued exit fees.

13.Innovate represents and warrants to the Lenders that the terms of the Indenture Documents and CGIC Note permit the HC2B Net Proceeds, R2 Net Proceeds, MediBeacon Net

Proceeds, DBM Net Proceeds, and the Milestone Net Proceeds to be used for payment of up to the Full Repayment Amount of the Secured Notes, on the terms provided in this Agreement.

    14.    Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument, signed by the Borrowers and Lenders. This Agreement will be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware. This Agreement may not be assigned without the prior written consent of all other parties hereto. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Facsimile, PDF and other electronically formatted or transmitted signatures shall be deemed original signatures for all purposes of this Agreement.

    15.    This Agreement shall automatically terminate upon payment of the Full Repayment Amount. This Agreement shall constitute a “Note Document” for all purposes of the Secured Notes and the other Note Documents.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

INNOVATE CORP.

By:	/s/ Michael Sena
Michael Sena
Chief Financial Officer

Accepted and agreed as of the date set forth above:

MASSMUTUAL ASCEND LIFE INSURANCE COMPANY

By: Barings LLC, its Investment Adviser

By: /s/ Mark Hindson
Name: Mark Hindson
Title: Managing Director

GREAT AMERICAN INSURANCE COMPANY

By:    /s/ Stephen C. Beraha
Name:    Stephen C. Beraha
Title:    Assistant Vice President

MSD PCOF PARTNERS XVIII, LLC

By:    /s/ Marcello Liguori
Name:    Marcello Liguori
Title:    Authorized Signatory
[Signature Page to Letter Agreement]

SCHEDULE I
Scheduled Indebtedness

R2 Technologies	Principal
Lancer Capital	$ 43,506,458.86
Pansend – Convertible Promissory Note (Series E)	$3,500,000
Pansend – Convertible Promissory Note (Series F)	$1,329,000
Total R2 Technologies Principal	$ 48,335,458.86

MediBeacon
Pansend	$ 500,000
Individual Loans	$ 6,325,000
Total MediBeacon Principal Outstanding	$ 6,825,000

SCHEDULE II
Purchased Equity

HC2 Broadcasting Holdings Inc.

Common Stock

Shareholder	# of Shares
MassMutual Ascend Life Insurance Company (f/k/a Great American Life Insurance Company)	12,245
Great American Insurance Company	8,163

Warrants:

Issue Date	Warrant Holder	Number	Exercise Price
08/07/2018	MassMutual Ascend Life Insurance Company (f/k/a Great American Life Insurance Company)	$12,495	$0.01
08/07/2018	Great American Insurance Company	$8,330	$0.01
10/24/2019	Great American Insurance Company	$20,000	$0.01
10/24/2019	MassMutual Ascend Life Insurance Company (f/k/a Great American Life Insurance Company)	$30,000	$0.01
08/31/2020	Great American Insurance Company	$30,000	$0.01
08/31/2020	MassMutual Ascend Life Insurance Company (f/k/a Great American Life Insurance Company)	$45,000	$0.01

DTV America Corporation

Common Stock

Shareholder	# of Shares
MassMutual Ascend Life Insurance Company (f/k/a Great American Life Insurance Company)	1,333,333
Great American Insurance Company	888,889